UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A
December 6, 2023 (December 5, 2023)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE 68137

(Full mailing address of principal executive offices)

(833) 992-2566

(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Press Release

On December 5, 2023, Exodus Movement, Inc. issued a press release announcing the end of Alternative Trading System trading in preparation for Over-The-Counter Quotation Bureau Listing. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference in this Item 9.

Safe Harbor and Forward-Looking Statements

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including inflation, volatility in the United States and global financial and crypto markets and other volatility attributable to the conflict in Ukraine and ongoing regulatory developments. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section of our offering statement on Form 1-A and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements, whether as a result of new information, new developments, or otherwise, except to the extent that disclosure may be required by law.

Exhibits

Exhibit Number	Description
99.1	Press release dated December 5, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By: /s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: December 6, 2023